SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 7, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated August 7, 2003	4

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PRESS RELEASE

7 August 2003

LOWER EXCHANGE RATE AND INTEREST RATES FOR NORWEGIAN KRONER RENDER GOOD RESULTS FOR EKSPORTFINANS

“We experience a gratifying increase in the demand for our loans and believe this is due to a combination of increased need for financing to difficult export markets and favorable fixed interest rates in Norwegian kroner to Norwegian municipalities”, explains Tor F. Johansen, President and CEO of Eksportfinans ASA.

Disbursement of new loans from the group has increased by NOK 2 billion during the first half this year compared with the same period in 2002, and amounted to a total of NOK 6.5 billion. NOK 1.8 billion has been disbursed for export and internationalization purposes, NOK 976 million of which was used for financing new ships built at Norwegian shipyards.

The local government sector in Norway increasingly uses Eksportfinans’ wholly owned subsidiary Kommunekreditt to refinance their existing debt at more favorable terms. The fall in interest rates in Norwegian kroner during the first half of 2003 has, among other things, yielded a considerable increase in the demand for loans at fixed interest rates. The share of fixed interest loans during the first half-year increased from 33 to 49 per cent of Kommunekreditt’s total loan portfolio. New loans from Kommunekreditt constituted NOK 4.7 billion in the first half of 2003 compared with 2.8 billion during the same period last year.

Central banks invest in Eksportfinans

Due to the unsettled global situation, international capital markets have shown a great demand for bonds with a high creditworthiness during the first half of 2003. Eksportfinans, with excellent creditworthiness (Aaa from Moody’s, AA+ from Standard & Poor’s and AAA from Fitch), therefore launched its largest bond issue ever during the second quarter – a five year strategic benchmark transaction of 1 billion Euro. In total, long-term bonds with a value of NOK 21.3 billion have been issued by the end of June.

Targeted work directed at large, institutional investors all over the world has resulted in a number of central banks in Europe and Asia now investing in Eksportfinans’ bonds. They constitute a strategically important investor group for Eksportfinans as custodians of the countries’ foreign exchange reserves, as well as other aspects.

The Eksportfinans group achieved an operating profit before to taxes of NOK 190 million during the first half of 2003, which is NOK 31 million above the same period last year. Return on assets was 0.47 % during the period, compared with 0.45 % a year ago. Total assets show an increase from NOK 91 billion at the turn of the year to NOK 106.7 billion at the end of June. Approximately one third of the increase in the balance sheet is due to the changes in exchange rates.

Please contact:
President and CEO Tor F. Johansen, Tel. +47 22 01 22 01, e-mail tj@eksportfinans.no
Head of Information Elise Lindbaek, Tel. + 47 22 01 22 64, e-mail el@eksportfinans.no

For more information on Eksportfinans, please see www.eksportfinans.no

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